June 30, 2006

Mr. E. Joseph Grady
Senior Vice President and Chief Financial Officer
Crimson Exploration Inc.
480 N. Sam Houston Parkway, Suite 300
Houston, Texas 77060

Re:	Crimson Exploration Inc.
		Post-effective Amendment No. 3 to Registration Statement on
Form S-1
      Filed June 9, 2006
	File No. 333-116048

	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 31, 2006
	File No. 0-21644

	Form 10-Q for the Fiscal Quarter Ended March 31, 2006
	Filed May 15, 2006

Dear Mr. Grady:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend the Form 10-Q identified above to comply with any comments on the Form 10-K. Post-effective Amendment No. 3 to Registration Statement on Form S-1

Selling Shareholders, page 9

2. Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

3. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Form 10-K for the Fiscal Year Ended December 31, 2005

4. We note your statement that your certifying officers concluded that "subject to limitations described below, the Company`s disclosure controls and procedures offer reasonable assurance that the information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms adopted by the Securities and Exchange Commission."
It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please disclose your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

Further, please disclose, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also disclose this in the Form 10-Q cited above and ensure that this language appears in all future filings.

5. We note your limitations on the effectiveness of controls, and your statement that "[a] well conceived and operated control system is based in part upon certain assumptions about the likelihood of future events and can provide only reasonable, not absolute, assurance that the objectives of the control systems are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

6. Please revise to cite to the updated rules that govern disclosure controls and procedures. See Rules 13a-15(e) and 15d-15(e) for additional guidance. Also ensure that you cite the new rules in all future filings.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									Tangela S. Richter
									Branch Chief


cc:  J. Wynn

via facsimile
Julien Smythe
Akin Gump Strauss Hauer & Feld LLP
(713) 236-0822
Mr. E. Joseph Grady
Crimson Exploration Inc.
June 30, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010